UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               DT Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title and Class of Securities)

                                   23333 J108
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                                 (CUSIP Number)

                                   Larry Weis
                                 P.O. Box 1600
                               Lebanan, MO 65536
                                 (417) 533-3007
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 8, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided for in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13D
CUSIP No.     23333 J108                                      Page 2 of 9 Pages
              ----------                                          ---  ---
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Robert W. Plaster

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a) [ ]
                                                                     (b) [X]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                             7          SOLE VOTING POWER
               NUMBER OF
                SHARES                  1,105,300
             BENEFICIALLY
              OWNED BY       8          SHARED VOTING POWER
                EACH
             REPORTING                  0
               PERSON
                WITH         9          SOLE DISPOSITIVE POWER

                                        1,105,300

                            10          SHARED DISPOSITIVE POWER

                                        0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,105,300

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.9%

14         TYPE OF REPORTING PERSON (See instructions)

           IN
--------------------------------------------------------------------------------
(1)  See discussion below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No.     23333 J108                                      Page 3 of 9 Pages
              ----------                                          ---  ---
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Stephen R. Plaster

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a) [ ]
                                                                     (b) [X]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                             7          SOLE VOTING POWER
               NUMBER OF
                SHARES                  18,000
             BENEFICIALLY
              OWNED BY       8          SHARED VOTING POWER
                EACH
             REPORTING                  0
               PERSON
                WITH         9          SOLE DISPOSITIVE POWER

                                        18,000

                            10          SHARED DISPOSITIVE POWER

                                        0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           18,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Less than 1%

14         TYPE OF REPORTING PERSON (See instructions)

           IN
--------------------------------------------------------------------------------
(1)  See discussion below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     23333 J108                                      Page 4 of 9 Pages
              ---------                                           ---  ---
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Larry Weis

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a) [ ]
                                                                     (b) [X]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                             7          SOLE VOTING POWER
               NUMBER OF
                SHARES                  1,290
             BENEFICIALLY
              OWNED BY       8          SHARED VOTING POWER
                EACH
             REPORTING                  0
               PERSON
                WITH         9          SOLE DISPOSITIVE POWER

                                        1,290

                            10          SHARED DISPOSITIVE POWER

                                        0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,290

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Less than 1%

14         TYPE OF REPORTING PERSON (See instructions)

           IN
--------------------------------------------------------------------------------
(1)  See discussion below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     23333 J108                                      Page 5 of 9 Pages
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Item 1.  Security and Issuer:

         This Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Common Stock") of DT Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 1949 East Sunshine, Suite 2-300, Springfield, Missouri 65804.

Item 2.  Identity and Background:

         This statement is being filed by Robert W. Plaster, Stephen R. Plaster and Larry Weis (collectively, the "Reporting Persons"). The Reporting Persons may constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their beneficial ownership of shares of Common Stock. However, each of the Reporting Persons is of the view that the Reporting Persons are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other Reporting Persons within the meaning of Rule 13d-3 under the Act, and each of the Reporting Persons disclaims control and beneficial ownership of any Common Stock owned by the other Reporting Persons.

         Robert W. Plaster's principal occupation is an executive of Evergreen Investments LLC. His business address is PO Box 1600, Lebanon, Missouri 65536,
(417) 533-3007.  Robert W. Plaster is a citizen of the United States of America.

         Stephen R. Plaster's principal occupation is an executive of Evergreen Investments LLC. His business address is PO Box 1600, Lebanon, Missouri 65536, (417) 533-3007. Stephen R. Plaster is a citizen of the United States of America.

         Larry Weis's principal occupation is an executive of Evergreen Investments LLC. His business address is PO Box 1600, Lebanon, Missouri 65536,
(417) 533-3007.  Larry Weis is a citizen of the United States of America.

         During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No.     23333 J108                                      Page 6 of 9 Pages
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Item 3.  Source and Amount of Funds or Consideration.

         The Reporting Persons each purchased their Common Stock with personal funds.

Item 4.  Purpose of the Transaction.

         The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

         Consistent with their investment purposes, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. The Reporting Persons may seek to have one or more persons designated by them elected to the Board of Directors of the Issuer.

         On June 8, 2000, Mr. Weis submitted a shareholder proposal to the Issuer proposing that the shareholders request that the Board of Directors of the Issuer terminate the Issuer's Rights Agreement and redeem the rights unless the Rights Agreement is approved by the affirmative vote of a majority of the stockholders at a meeting called for that purpose. The Reporting Persons may submit additional proposals relating to corporate governance issues (including proposals to change the terms of directors) in the future.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

CUSIP No.     23333 J108                                      Page 7 of 9 Pages
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Item 5.  Interest in Securities of the Issuer

         Robert W. Plaster currently beneficially owns 1,105,300 shares of Common Stock through his interest in RWP Consolidated, LP, a Delaware limited partnership. The Robert W. Plaster Trust, a trust formed under the laws of the State of Florida, is the 99% limited partner and Evergreen National Corp., a Florida corporation, is the 1% general partner of RWP Consolidated, LP. Robert
W. Plaster is the sole trustee of the Robert W. Plaster Trust and the sole stockholder of Evergreen National Corp. The shares held by Robert W. Plaster represent 10.9% of the outstanding Common Stock

         Stephen R. Plaster currently beneficially owns 18,000 shares of Common Stock through the Stephen R. Plaster Trust, a trust formed under the laws of the State of Missouri. The shares held by Stephen R. Plaster represent less than 1% of the outstanding Common Stock.

         Larry Weis currently beneficially owns 1,290 shares of Common Stock. The shares held by Larry Weis represent less than 1% of the outstanding Common Stock.

         The percentage calculations set forth in this item are based on 10,107,274 shares of Common Stock outstanding as of April 28, 2000.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1:  Agreement Regarding Joint Filing of Schedule 13D.

CUSIP No.     23333 J108                                      Page 8 of 9 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ Robert W. Plaster
                                                   ______________________
                                                   Robert W. Plaster


                                                   /s/ Stephen R. Plaster
                                                   ______________________
                                                   Stephen R. Plaster


                                                   /s/ Larry Weis
                                                  _______________________
                                                   Larry Weis



                                          Date:  June 19, 2000

CUSIP No.     23333 J108                                      Page 9 of 9 Pages
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EXHIBIT 1


                                    EXHIBIT 1

                AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D

     The undersigned agree that the Statement on Schedule 13D to which this Agreement is attached is filed on behalf of each one of them pursuant to Rule 13d-1(k)(1)(iii). This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall together constitute one instrument.

Dated:  June 19, 2000


                                                   /s/ Robert W. Plaster
                                                   ______________________
                                                   Robert W. Plaster


                                                   /s/ Stephen R. Plaster
                                                   ______________________
                                                   Stephen R. Plaster


                                                   /s/ Larry Weis
                                                  _______________________
                                                   Larry Weis